UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Jelenic, Robert M.
   State Street Square
   50 West State Street
   Trenton, New Jersey  08608
2. Issuer Name and Ticker or Trading Symbol
   Journal Register Company
   ("JRC")
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   12/31/2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman, President & Chief Executive Officer
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
Common Stock, $.01 par value |      |    |                  |   |           |408,502(1)         |D     |                           |
per share                    |      |    |                  |   |           |                   |      |                           |
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Common Stock, $.01 par value |      |    |                  |   |           |250                |I     |by spouse(2)               |
per share                    |      |    |                  |   |           |                   |      |                           |
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Common Stock, $.01 par value |      |    |                  |   |           |900                |I     |For Laine A. Jelenic custod|
per share                    |      |    |                  |   |           |                   |      |ial acct.                  |
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Common Stock, $.01 par value |      |    |                  |   |           |900                |I     |For Lee M. Jelenic custodia|
per share                    |      |    |                  |   |           |                   |      |l acct.                    |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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
Time-based options (righ|$14.00  |     |    |           |   |(3)  |05/20|Common Stock|322,917|       |322,917     |D  |            |
t to buy)               |        |     |    |           |   |     |/07  |            |       |       |            |   |            |
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Time-based options (righ|$21.00  |     |    |           |   |(3)  |05/20|Common Stock|322,917|       |322,917     |D  |            |
t to buy)               |        |     |    |           |   |     |/07  |            |       |       |            |   |            |
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Time-based options (righ|$22.50  |     |    |           |   |(4)  |05/01|Common Stock|320,000|       |320,000     |D  |            |
t to buy)               |        |     |    |           |   |     |/08  |            |       |       |            |   |            |
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Time-based options (righ|$14.72  |     |    |           |   |(5)  |05/03|Common Stock|320,000|       |320,000     |D  |            |
t to buy)               |        |     |    |           |   |     |/09  |            |       |       |            |   |            |
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Time-based options (righ|$14.62  |05/01|A   |320,000    |A  |(6)  |05/01|Common Stock|320,000|       |320,000     |D  |            |
t to buy)               |        |/00  |    |           |   |     |/10  |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Includes 406,102 shares awarded pursuant to the Company's Management Bonus Plan.
(2) These shares were purchased by Sally A. Jelenic, the reporting person's wife, and the reporting person disclaims beneficial ownership of such shares except to the extent of any indirect pecuniary interest therein.
(3) Options to purchase shares of Common Stock vested and became exercisable as to 20% of such options on May 20 of each of 1998, 1999 and
2000, and the remainder will vest and become exercisable on each successive anniversary to the extent of 20% of the total number of options granted.
(4) Options to purchase shares of Common Stock vested and became exercisable on May 1 of each of 1999 and 2000 to the extent of 20% of the total number of options granted and the remainder will vest and become exercisable on each successive anniversary to the extent of 20% of the total number of options granted.
(5) Options to purchase shares of Common Stock vested and became exercisable on May 3, 2000 to the extent of 20% of the total number of options granted and the remainder will vest and become exercisable on each successive anniversary to the extent of 20% of the total number of options granted.
(6) Options to purchase shares of Common Stock will vest and become exercisable commencing May 1, 2001 to the extent of 20% of the total number of options granted and the remainder will vest and become exercisable on each successive anniversary to the extent of 20% of the total number of options
granted.
SIGNATURE OF REPORTING PERSON
/s/ Robert M. Jelenic
DATE
February 14, 2001